Filed by RightCHOICE Managed Care, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange
Act of 1934.

Subject Company:  RightCHOICE Managed Care, Inc.
Commission File Number:  001-15907


This filing relates to a proposed merger between RightCHOICE Managed Care, Inc. and WellPoint Health
Networks Inc. pursuant to the terms of that certain
Agreement and Plan of Merger, dated as of October 17, 2001, among RightCHOICE, WellPoint and RWP Acquisition
Corp. The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by RightCHOICE on October 23, 2001, and is incorporated by reference in this filing.

Cautionary Statements

This document contains forward-looking statements.
RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance.
Actual results may differ materially from the expectations described in this document due to, among other things, the factors detailed in the company's filings with the SEC, including the factors detailed under the caption "Factors That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-
K for the year ended December 31, 2000, and otherwise described in the quarterly reports on Form 10-Q, to which readers are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

This document may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement-prospectus regarding the proposed transaction. The final proxy statement-prospectus has been sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it contains important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed by RightCHOICE or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers is included in the final proxy statement-prospectus.

*       *       *
Pursuant to the Agreement and Plan of Merger, dated as of October 17, 2001, among RightCHOICE Managed Care, Inc., WellPoint Health Networks Inc. and
RWP Acquisition Corp., the following materials were sent on December 17, 2001 to the stockholders of RightCHOICE in connection with such stockholders' election rights as more fully described in the final proxy statement-prospectus.
---------------------------------------------------------------------
                             [RightCHOICE Logo]



                              December 17, 2001



Dear RightCHOICE stockholder:

        If you have not already, you will soon receive a Proxy Statement/Prospectus dated December 12, 2001 describing the proposed acquisition of RightCHOICE Managed Care, Inc. by WellPoint Health Networks Inc. by means of the merger of RightCHOICE into a subsidiary of WellPoint, together with a proxy card for you to vote on the proposed transaction if you are unable or do not desire to attend the special meeting of RightCHOICE stockholders to be held on January 29, 2002.

        As described in detail in the Proxy Statement/Prospectus, under the terms of the merger agreement you have the opportunity to elect to receive for each share of RightCHOICE common stock that you own either (1) $66.00 in cash or (2) 0.6161 of a share of WellPoint common stock. As a result, you are able to elect to receive cash, WellPoint common stock or a combination of cash and WellPoint common stock for your shares of RightCHOICE common stock.

        If you wish to elect to receive cash for any or all of your shares of RightCHOICE common stock, you must complete the Cash Election
Form included in this package and return it together with the certificates representing the shares of RightCHOICE common stock for which you have elected to receive cash so that Mellon Investor Services receives them prior to the election deadline of 5:00 p.m. Eastern time on January 29, 2002. All Cash Election Forms received by Mellon Investor Services after 5:00 p.m. Eastern time on January 29, 2002 will be treated as not having elected cash.

        If you wish to receive WellPoint common stock for all of your shares of RightCHOICE common stock, do not return the Cash Election
Form or any of your RightCHOICE stock certificates. After the merger is completed, you will receive a letter of transmittal which you should fill out at that time and return with your RightCHOICE stock certificates in accordance with the instructions contained in the letter of transmittal.

        As you consider your alternatives, please remember that in the merger the aggregate amount of cash consideration is fixed so that 30% of the outstanding shares of RightCHOICE common stock (when added to the number of shares of RightCHOICE common stock for which the holders thereof have elected to dissent from the merger in order to seek appraisal rights under Delaware law) will be converted into the right to receive cash consideration, and the aggregate number of shares of WellPoint common stock issued in the merger is fixed so that 70% of the outstanding shares of RightCHOICE common stock will be converted into the right to receive WellPoint common stock. If the number of shares of RightCHOICE common stock for which cash is elected or which are deemed to have elected WellPoint common stock exceeds these levels, WellPoint will prorate the amount of cash and the number of shares of WellPoint common stock that RightCHOICE stockholders will receive. The proration mechanism is described in the Proxy Statement/Prospectus. WellPoint expects to issue 8.2 million shares of WellPoint common stock and expects to pay $377.4 million in cash in the aggregate to RightCHOICE stockholders (assuming 19.1 million shares of RightCHOICE common stock are outstanding at the time of the merger other than those held by WellPoint).

        All of the documents necessary to complete a cash election are included in this package. Please review the following documents carefully:

* The Cash Election Form enables you to elect to receive cash for any or all of your shares of RightCHOICE common stock and to attach your RightCHOICE stock certificate(s) for those shares for which you have made a cash election. This form includes a Substitute Form W-9 to certify your taxpayer identification /social security number;

* The Cash Election Information and Instruction Booklet regarding the cash election process;

* The Proxy Statement/Prospectus dated December 12, 2001
(enclosed only for those RightCHOICE stockholders who became stockholders after the December 12, 2001 record date for the RightCHOICE special meeting to be held on January 29,
2002); and

* A Return Envelope to mail items to the Exchange Agent,
Mellon Investor Services LLC, Reorganization Department, P.O.
Box 3301, South Hackensack, NJ 07606.

        If you wish to elect to receive cash for any or all of your shares of RightCHOICE common stock, please complete the Cash Election
Form, attach any and all of the certificate(s) representing the shares of RightCHOICE common stock for which you desire to elect to receive cash and deliver these items to Mellon Investor Services. The Cash Election Form and your RightCHOICE stock certificate(s) must be received by Mellon Investor Services no later than the election deadline, which is 5:00 p.m. Eastern time on January 29, 2002. If the election deadline is extended, RightCHOICE will announce the new election deadline in a press release, on its web site at www.ritusa.com and in a filing with the Securities and Exchange Commission. You also may obtain up-to-date information regarding the election deadline by calling Mellon Investor Services at 1-888-224-2734.

        You may revoke or change your cash election at any time before the election deadline by sending written notice of such revocation or change to Mellon Investor Services at one of the addresses provided on the Cash Election Form or by facsimile as set forth in the enclosed Cash Election Information and Instruction Booklet. Please refer to the Booklet if you desire to revoke or change your cash election.

        If you do not submit a Cash Election Form to Mellon
Investor Services prior to the election deadline, or if you submit but then revoke your Cash Election Form and do not resubmit another
Cash Election Form to Mellon Investor Services prior to the election deadline, you will be deemed not to have elected to receive cash for any of your shares of RightCHOICE common stock and instead will be deemed to have elected to receive WellPoint common stock for all of your shares of RightCHOICE common stock, subject to the proration provisions described in the Proxy Statement/Prospectus.

        You can find additional information about the merger and related transactions in the Proxy Statement/Prospectus, as well as in the enclosed Cash Election Information and Instruction Booklet. That Booklet also explains how you can obtain an additional copy of the Proxy
Statement/Prospectus should you need one.

        The information contained in the Proxy Statement/Prospectus speaks as of December 12, 2001 and does not reflect subsequent developments. However, it incorporates by reference subsequent filings that both RightCHOICE and WellPoint have made with the Securities and Exchange Commission. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in that document.

        Should you have any questions regarding the forms or the
election process, please contact  Mellon Investor Services at
1-888-224-2734.
---------------------------------------------------------------------
CASH ELECTION FORM

[WellPoint Logo]



[RightCHOICE Logo]

If you desire to elect to receive cash for all or a portion of your shares of RightCHOICE common stock, return this form with your stock certificate(s) in the enclosed envelope to Mellon Investor Services LLC, Attn: Reorganization Department, as indicated below:

By Mail: Post Office Box 3301, South Hackensack, NJ 07606
By Hand: 120 Broadway, 13th Floor, New York, NY 10271
By Overnight Delivery: 85 Challenger Road, MD-Reorg, Ridgefield Park, NJ 07660

DO NOT MAIL THIS CASH ELECTION FORM TO WELLPOINT OR RIGHTCHOICE.

DIRECT ANY QUESTIONS TO MELLON INVESTOR SERVICES LLC AT
1-888-224-2734.



Section 1:
About You and Your RightCHOICE Shares - Indicate any address change below

RightCHOICE Account Number:
Common Stock Certificate Number                 Number of Shares



Total Certificated Shares

If you hold more certificates than shown above, please attach a listing of the additional certificates surrendered for election that are not listed.

Section 2:
Election and Required Signatures
       (Select only one option)
All stock certificates for shares that are covered by your election MUST accompany this form. If you cannot locate some or all of your RightCHOICE common stock certificate(s) subject to this Cash Election Form, contact RightCHOICE's transfer agent, UMB Bank, N.A., at 1-800-884-4225.

   [ ]     1.  Exchange ALL of my RightCHOICE shares for cash.

   [ ]     2.  Exchange __________ of my RightCHOICE shares for cash.
                    (number of shares)

Total Number of Certificated Shares Enclosed:___________________

Required Signatures - All stockholders must sign below. The stockholder whose Social Security Number or Employer
Identification Number appears to the right must sign the W-9
Certification.

x_____________________________________________________
Signature of Stockholder                   Date

x_____________________________________________________
Signature of Stockholder                   Date
(if joint account)

(_____)_______________________________________________
Daytime Phone Number, Including Area Code

Social Security Number or Employer Identification Number:

W-9 Certification - I certify under penalties of perjury that the number shown above is my correct Taxpayer Identification Number
(TIN), that I have entered the correct TIN or that I am waiting for a TIN to be issued to me and I am not subject to withholding. If I fail to furnish my correct TIN, I may be subject to a penalty by the IRS.
Also, such a failure would result in backup withholding of a portion of any payment made to me.

x_____________________________________________________
Signature of Stockholder whose             Date
Social Security Number or Employer
Identification Number is shown in this box

Section 3:
Special Payment Instructions

Any check that you receive in the exchange will be issued in the name(s) printed in Section 1 unless you indicate a different name(s) below. If you indicate a different name(s), your signature and a Signature Guarantee are required, and the Substitute Form W-9 below must be completed. Unless you provide other instructions, this Section applies to all RightCHOICE shares held in certificate form and subject to this Cash Election Form.

______________________________________________________
NAME
______________________________________________________
NAME (If  Joint)
______________________________________________________
ADDRESS
______________________________________________________
CITY-STATE-ZIP
x_____________________________________________________
AUTHORIZED SIGNATURE(S)

PLACE MEDALLION
SIGNATURE GUARANTEE HERE

Section 4:
Special Delivery Instructions

A check will be mailed to the person and address shown in Section 1 (or the person and address in Section 3, if completed) unless you indicate a different address below:

_____________________________________________________
NAME

______________________________________________________
ADDRESS

______________________________________________________
CITY-STATE-ZIP

Section 5:
You must complete this Substitute Form W-9 only if you complete Section 3 or if the tax identification number shown in Section 2 is incorrect or missing.

Payor: Mellon Investor Services LLC
Substitute Form W-9
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to the
requester. Do NOT
send to the IRS.

Please
print
or
type

Name (if a joint account or you changed your name, see Specific
Instructions on page 9)
____________________________________________________________

Business name, if different from above (See Specific Instructions on page 9)
____________________________________________________________

Check appropriate box:
[ ] Individual/Sole proprietor
[ ] Corporation
[ ] Partnership
[ ] Other______________

Address (number, street, and apt. or suite no.)
____________________________________________________________

Requester's name and address
(optional)
____________________________________________________________

City, state, and ZIP code
____________________________________________________________

Part I
Taxpayer Identification Number (TIN)

List account number(s) here (optional)
____________________________________________________________

Enter your TIN in the appropriate box. For individuals, this is your social security number (SSN). However, if you are a resident alien or a sole proprietor, see the instructions on page 9. For other entities, it is your employer identification number
(EIN). If you do not have a number, see
How to get a TIN on page 9.
Note: If the account is in more than one name, see the chart on page 11 for guidelines on whose number to enter.

____________________________________________________________
Social Security Number


OR

____________________________________________________________
Employer Identification Number

Part II

For Payees Exempt from
Backup Withholding (See the
instructions on page 10)



Part III
Certification
Under penalties of perjury, I certify that:
1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me),
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal
Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. person (including a U.S. resident alien).
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Sign
Here

Signature___________________________________________
Date________________________________________________

---------------------------------------------------------------------
                            [RightCHOICE Logo]

                     The WellPoint - RightCHOICE Merger

             Cash Election Information and Instruction Booklet

GENERAL INFORMATION FOR RIGHTCHOICE STOCKHOLDERS

RightCHOICE Managed Care, Inc. has called a special meeting of its stockholders to be held on January 29, 2002 to vote upon the acquisition of RightCHOICE by WellPoint Health Networks Inc. by means of the merger of RightCHOICE into a subsidiary of WellPoint.

As described in detail in the Proxy Statement/Prospectus dated December 12, 2001, under the terms of the merger agreement you have the opportunity to elect to receive for each share of RightCHOICE common stock that you own either (1) $66.00 in cash or (2) 0.6161 of a share of WellPoint common stock. As a result, you are able to elect to receive cash, WellPoint common stock or a combination of cash and WellPoint common stock for your shares of RightCHOICE common stock.

If you wish to elect to receive cash for any or all of your shares of RightCHOICE common stock, you must complete the Cash Election Form provided to you and return it together with the certificates representing the shares of RightCHOICE common stock for which you have elected to receive cash so that the Exchange Agent, Mellon Investor Services LLC, receives them prior to the election deadline of 5:00 p.m. Eastern time on January 29, 2002. All Cash Election Forms received by the Exchange Agent after 5:00 p.m. Eastern time on January 29, 2002 will be treated as not having elected cash.

If you wish to receive WellPoint common stock for all of your shares of RightCHOICE common stock, do not return the Cash Election Form or any of your RightCHOICE stock certificates. After the merger is completed, you will receive a letter of transmittal which you should fill out at that time and return with your RightCHOICE stock certificates in accordance with the instructions contained in the letter of transmittal.

This Cash Election Information and Instruction Booklet explains the cash election process, provides answers to frequently asked questions, describes your options, and provides information and instructions on how to make a cash election. We urge you to read this Booklet carefully. Then, if you decide that you wish to elect to receive cash for any or all of your shares of RightCHOICE common stock, promptly complete the enclosed Cash Election Form and send it along with the certificate(s) representing the shares of RightCHOICE common stock for which you have made a cash election to the Exchange Agent in the envelope provided. Your right to make a cash election expires at 5:00 p.m. Eastern time on January 29, 2002. If the Exchange Agent does not receive a properly completed Cash Election Form and all other required documents by that time you will be deemed not to have made an election to receive cash for any of your shares of RightCHOICE common stock and instead will be deemed to have elected to receive WellPoint common stock for all of your shares of RightCHOICE common stock, subject to the proration provisions described in the Proxy Statement/Prospectus dated December 12, 2001.

For a detailed description of the merger and related transactions, including the merger agreement, you should refer to the Proxy Statement/Prospectus dated December 12, 2001, a copy of which RightCHOICE mailed to its stockholders on or about December 17, 2001 in connection with the vote on the merger. If you became a RightCHOICE stockholder after December 12, 2001, a Proxy Statement/Prospectus is enclosed. You also can obtain a copy of the Proxy Statement/Prospectus by:
*       calling RightCHOICE at (314) 923-4831;
*       calling the Mellon Investor Services at 1-888-224-2734;
*       writing to RightCHOICE, 1831 Chestnut Street, St. Louis, MO 63103,
        Attn: Investor Relations; or
* writing to the Mellon Investor Services LLC, 44 Wall Street, 7th Floor, New York, NY 10005, Attn: Peter Henshaw.

The Cash Election Form and the certificate(s) representing the shares of RightCHOICE common stock for which you desire to elect to receive cash must be received by Mellon Investor Services no later than the election deadline, which is 5:00 p.m. Eastern time on January 29, 2002. If the deadline is extended, RightCHOICE will announce the new election deadline in a press release, on its web site at www.ritusa.com and in a filing with the Securities and Exchange Commission. You also may obtain up-to-date information regarding the election deadline by calling Mellon Investor Services at 1-888-224-2734.


                            TABLE OF CONTENTS

INSTRUCTIONS FOR COMPLETING THE CASH ELECTION FORM                            1

INSTRUCTIONS FOR SUBMITTING THE CASH ELECTION FORM                            7

IRS INSTRUCTIONS FOR COMPLETING SUBSTITUTE FORM W-9                           8

FREQUENTLY ASKED QUESTIONS                                                   12

INSTRUCTIONS FOR COMPLETING THE CASH ELECTION FORM

These instructions are for the accompanying Cash Election Form for registered stockholders of RightCHOICE Managed Care, Inc. All cash elections are subject to the merger agreement included in the Proxy Statement/Prospectus dated December 12, 2001. The Proxy Statement/Prospectus is available by request to the Exchange Agent at the address or phone number indicated on the back cover of this Booklet.

In order to elect to receive cash for any or all of your shares of RightCHOICE common stock, YOU MUST correctly complete and sign the Cash Election Form and return it along with the certificate(s) representing the shares of RightCHOICE common stock for which you desire to elect to receive cash before 5:00 p.m. Eastern time on January 29, 2002. Please use the enclosed envelope addressed to Mellon Investor Services LLC. If any of your shares of RightCHOICE common stock are held by a broker, bank, or other nominee, that firm will send you instructions on how to make a cash election on those shares.

Please be aware that if you do not make a proper cash election by the election deadline, you will be deemed not to have elected to receive cash for any of your shares of RightCHOICE common stock and instead will be deemed to have elected to receive WellPoint common stock for all of your shares of RightCHOICE common stock, subject to the proration provisions described in the Proxy Statement/Prospectus.

Section (1) - About You and Your RightCHOICE Shares

This Section shows the name in which your account is registered and the number of shares owned, including the total number of shares you hold in certificate form. We also have listed each certificate that you hold. However space limitations may have prevented us from listing all your certificates. If you hold more certificates than those listed, please include a listing of the additional certificates surrendered for the cash election. Any shares you hold through a third party, such as a broker, are not reflected here.

If your address is incorrect, cross out any incorrect address information that is printed in this Section and write the correct address in the space beside the printed information.

Section (2) - Election and Required Signatures

YOU MUST COMPLETE ALL ITEMS IN THIS SECTION 2 FOR YOUR CASH ELECTION TO BE
VALID.

(A)     Make Your Election

        If you desire to elect to receive cash for some or all of your shares of RightCHOICE common stock, select one of the following two options:

        1. Exchange all of your RightCHOICE shares for cash, at $66.00 per share.

                We cannot guarantee that you will receive all cash if you select Option 1. The overall mix of the total consideration to be paid in the merger for all outstanding shares of RightCHOICE common stock is fixed so that 30% of the outstanding shares of RightCHOICE common stock will be converted into cash and 70% of the outstanding shares of RightCHOICE common stock will be converted into WellPoint common stock. It is possible, therefore, that if you elected cash for all or a portion of your shares of RightCHOICE common stock, you could receive a different proportion of WellPoint common stock and cash than you elected, and alternatively, you could receive cash for a portion of your shares of RightCHOICE common stock even if you did not elect any cash. WellPoint will prorate the amount of cash and number of shares of WellPoint common stock that the RightCHOICE stockholders will receive so that 30% of the outstanding shares of RightCHOICE common stock are converted into cash and 70% of the outstanding shares of RightCHOICE common stock are converted into WellPoint common stock. The proration provisions are described in detail in the Proxy Statement/Prospectus.

        2.      Exchange a portion of your RightCHOICE shares for cash.

                If you elect this option, you must fill in the blank in Option 2 with the number of shares of RightCHOICE common stock that you desire to exchange for cash. You will be deemed to have made an election to exchange the remainder of your shares of RightCHOICE common stock for shares of WellPoint common stock. Please see Option 1 above for information on the proration provisions for the merger.

                Note: Your Cash Election Form must be received by the Exchange Agent by 5:00 p.m. Eastern time on January 29, 2002. A Cash Election Form may be changed if you effectively revoke your Cash Election Form in accordance with the procedures described in this Booklet and deliver a new Cash Election Form to the Exchange Agent prior to the election deadline. If you do not submit a Cash Election Form to the Exchange Agent prior to the Election Deadline, or if you submit but then revoke your Cash Election Form and do not re-submit a Cash Election Form that is timely received by the Exchange Agent, you will be deemed not to have elected to receive cash for any of your shares of RightCHOICE common stock and instead will be deemed to have elected to receive WellPoint common stock for all of your shares of RightCHOICE common stock, subject to the proration provisions described in this Proxy Statement/Prospectus.

(B)     Specify the Number of RightCHOICE Shares you are Enclosing

        Fill in the blank directly below the options labeled "Total Number of Certificated Shares Enclosed" with the number of certificated RightCHOICE shares you are enclosing. You must deliver the certificates with the Cash Election Form for the shares of RightCHOICE common stock for which you desire to elect to receive cash. If you cannot find all of the certificates for those shares for which you desire to elect to receive cash, please contact RightCHOICE's exchange agent, UMB Bank, N.A., at 1-800-884-4225 for information

(C)     Sign the Cash Election Form

        All individuals listed on the stock certificate(s) and the account must sign this Section of the Cash Election Form. Please be sure to include your daytime phone number in case the Exchange Agent needs to contact you. If you are a trustee, executor, administrator, corporate officer, or someone else who is acting on behalf of a stockholder and your name is not printed in Section 1 (About You and Your RightCHOICE Shares) of the Cash Election Form, you must sign the Cash Election Form (with a signature guarantee), write your full title, and send us proper evidence of your authority to exchange the shares. See Section 3 (Special Payment Instructions) of the Cash Election Form for further details.

(D)     Certify the Form W-9

        Certify that the Taxpayer Identification Number (TIN) printed in this
        Section is correct. Even if you previously have furnished us with a TIN, Social Security Number or certification on Form W-9, you must certify this number again on the W-9 certification included in this
        Section 2. If the TIN printed in this Section is incorrect or missing, refer to the IRS Instructions for Completing Substitute Form W-9 printed later in this Booklet.

Changing or Revoking Your Election

You may change or revoke your cash election by providing a written notice to the Exchange Agent at one of the addresses provided on the Cash Election Form or on the back of this Booklet, or by providing a facsimile transmission to the Exchange Agent at (201) 296-4293. If you provide a facsimile transmission, you must confirm receipt of the facsimile by calling (201) 296-4860. The Exchange Agent must receive the notice before the election deadline, which is 5:00 p.m. Eastern time on January 29, 2002.

Your notice to change or revoke your cash election must specify the name of the person who submitted the shares and the cash election, the number of shares to which it applies and the serial number(s) shown on the certificate(s) representing such shares, and the name of the registered holder, if different from the name of the person who submitted the shares and the original Cash Election Form. Unless such shares were submitted by a member of the Securities Transfer Agents Medallion Program, the signature(s) on the notice must be guaranteed by such an institution. Upon receipt of a properly executed written revocation, the Exchange Agent will return your stock certificate(s) to you.

The Exchange Agent has the discretion, which it may delegate in whole or in part to WellPoint and RightCHOICE, to determine whether any Cash Election Form has been properly completed, signed and submitted or revoked and to disregard immaterial defects in the Cash Election Form. The good faith decision of the Exchange Agent, or if so delegated, WellPoint and RightCHOICE, in such matters will be conclusive and binding. Neither WellPoint, RightCHOICE nor the Exchange Agent is under any obligation to notify any person of any defect in a Cash Election Form submitted to the Exchange Agent. The Exchange Agent, or WellPoint and RightCHOICE if the Exchange Agent declines to do so, will also be making any computations required by the merger agreement, and all such computations will be conclusive and binding on the RightCHOICE stockholders in the absence of manifest error.

If you have any questions in regard to changing or revoking your election, please call the Exchange Agent at 1-888-224-2734.

Section (3) - Special Payment Instructions

If you want your check issued in a name different from the name(s) printed in
Section 1 (About You and Your RightCHOICE Shares) of the Cash Election Form, you must complete this section.

First, print the name(s) and address(es) of the person(s) who is to receive the payment in the space provided in Section 3. Then, refer to the procedures printed below for the requirements needed to make some of the most frequently requested types of registration changes. You should consult your tax advisor to determine the tax effect the registration change may have on you. The documents described below must accompany your Cash Election Form and your certificate(s), if applicable, in order for the Exchange Agent to honor your instructions. Unless you provide other instructions, this Section 3 applies to all shares of RightCHOICE common stock that you hold in certificate form and that are subject to the Cash Election Form.

Name change due to marriage or divorce:

     1. The stockholder whose name is printed in Section 1 (About You and Your RightCHOICE Shares) must sign the Cash Election Form and obtain a signature guarantee. If the account is in joint names, both owners must sign and have their signatures guaranteed. Signature(s) must be guaranteed by an officer of a commercial bank, trust company, credit union, or savings and loan association that is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable.

     2. Complete the Substitute Form W-9 on the reverse side of the Cash Election Form by listing the Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 in this Booklet for more detailed information.

Only one person's name is printed in Section 1 (About You and Your RightCHOICE Shares) and that person is deceased. You are the executor or administrator of the estate:

     1. Provide a certified (under raised seal) copy of the Court Qualification appointing the legal representative (dated within 60 days of the date of the cash election materials).

     2. You, as legal representative, must sign the Cash Election Form and obtain a signature guarantee by an officer of a commercial bank, trust company, credit union, or savings and loan association that is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable.

     3. Complete the Substitute Form W-9 on the reverse side of the Cash Election Form by listing the Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. If the account is being registered in the name of the estate and not an individual, a separate TIN is required. Please refer to the Instructions for Completing Substitute Form W-9 in this Booklet for more detailed information.

             NOTE: Some states require application for an Inheritance Tax Waiver. This depends on the state in which the deceased person resided. Please contact that state's Tax Department for the tax waiver if your state requires one.

The account is a joint account and one person is deceased. Transferring shares to the survivor only:

     1. Provide a certified (under raised seal) copy of the death certificate.

     2. The survivor must sign the Cash Election Form, but no signature guarantee is necessary.

     3. Complete the Substitute Form W-9 on the reverse side of the Cash Election Form by listing the Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 in this Booklet for more detailed information.

             NOTE: Some states require application for an Inheritance Tax Waiver. This depends on the state in which the deceased person resided. Please contact that state's Tax Department for the tax waiver if your state requires one.

The account is a joint account and one person is deceased. Transferring shares to the survivor and adding another name to the account:

     1. Provide a certified (under raised seal) copy of the death certificate.

     2. The survivor must sign the Cash Election Form and obtain a signature guarantee by an officer of a commercial bank, trust company, credit union, or savings and loan that is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable.

     3. Complete the Substitute Form W-9 on the reverse side of the Cash Election Form by listing the Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 in this Booklet for more detailed information.

             NOTE: Some states require application for an Inheritance Tax Waiver. This depends upon the state in which the deceased person resided. Please contact that state's Tax Department for the tax waiver if your state requires one.

The account is a custodial account and the minor has reached the legal age of majority:

     1. The custodian or former minor must sign the Cash Election Form and obtain a signature guarantee by an officer of a commercial bank, trust company, credit union, or savings and loan that is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable.

     2. Provide a certified (under raised seal) copy of the birth certificate for the former minor.

     3. Complete the Substitute Form W-9 on the reverse side of the Cash Election Form by listing the former minor's Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The former minor must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 in this Booklet for more detailed information.

You want to have the account registered in the name of a trust:

     1. The stockholder whose name is printed in Section 1 (About You and Your RightCHOICE Shares) of the Cash Election Form must sign and obtain a signature guarantee. If the account is in joint names, both owners must sign and have their signatures guaranteed. Signature(s) must be guaranteed by an officer of a commercial bank, trust company, credit union, or savings and loan that is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable.

     2.      Provide a copy of the first and last pages of the trust agreement.

     3. Complete the Substitute Form W-9 on the reverse side of the Cash Election Form by listing the Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The individual or entity whose TIN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 in this Booklet for more detailed information.

If your circumstances differ from those described above, please contact Mellon Investor Services LLC at 1-888-224-2734 for instructions.

Section (4) - Special Delivery Instructions

Complete this Section only if you want the check resulting from your cash election to be delivered to an address other than the one that is printed in
Section 1 (About You and Your RightCHOICE Shares) of the Cash Election Form or the person and address in Section 3, if completed.

Section (5) - Substitute Form W-9

Complete this Section only if you completed Section 3 (Special Payment Instructions) or if the tax identification number shown in Section 2 (Election and Required Signatures) is incorrect or missing. See the IRS Instructions For Completing Substitute Form W-9 later in this Booklet for instructions.

INSTRUCTIONS FOR SUBMITTING THE CASH ELECTION FORM

Return the completed Cash Election Form together with the certificate(s) representing the shares of RightCHOICE common stock for which you are electing to receive cash by using the enclosed envelope addressed to Mellon Investor Services LLC. The method of delivery of the Cash Election Form and accompanying stock certificate(s) is at your option and risk. We are not responsible for lost certificates and advise you to take precautions when sending your certificates in accordance with the cash election. If you are mailing stock certificate(s), we recommend Registered and Insured Mail, Return Receipt Requested. Do not sign your stock certificate(s).

You can return the Cash Election Form along with your RightCHOICE stock certificate(s) to Mellon Investor Services LLC by using any one of the methods indicated on the back cover of this Booklet. Please do not return any cash election documents to WellPoint or RightCHOICE. If you desire to elect to receive cash for any or all of your shares of RightCHOICE common stock, before you return your Cash Election Form make sure that you:
* mark one of the election options in Section 2 (Election and Required Signatures) of the Cash Election Form;
* specify the number of RightCHOICE shares you are enclosing in Section 2 of the Cash Election Form;
* sign, date and include your daytime phone number in Section 2 of the Cash Election Form;
* verify the taxpayer identification number printed in Section 2 and sign the W-9 certification in Section 2 of the Cash Election Form;
* include all certificates representing the shares of RightCHOICE common stock for which you are electing to receive cash along with the Cash Election Form in the enclosed envelope; and
* have signatures guaranteed if you completed Section 3 (Special Payment Instructions).

Notice of Defects; Resolutions of Disputes

None of WellPoint, RightCHOICE or the Exchange Agent has any obligation to notify you or anyone else that the Exchange Agent has not received your Cash Election Form or any other documents, and none of them will incur any liability for failure to give such notification. Any disputes regarding your cash election or the elections made by other RightCHOICE stockholders (for instance, disputes about whether a Cash Election Form was received by the Election Deadline, whether any other time limits involved in the cash election process have been satisfied, whether stock certificates have been correctly submitted, and whether allocations and prorations for the merger have been calculated correctly) will be resolved by the Exchange Agent (unless it delegates such authority in whole or in part to WellPoint or RightCHOICE), and its decision will be final for all parties concerned. The Exchange Agent has the right to reject any and all Cash Election Forms and submissions of stock certificates which it determines are not in proper form or to waive minor irregularities in any Cash Election Form or in the surrender of any certificates. Submissions of certificates will not be effective until all defects or irregularities that have not been waived by the Exchange Agent have been corrected. Please return your Cash Election Form promptly to allow sufficient time to correct any possible deficiencies before the Election Deadline.

            IRS INSTRUCTIONS FOR COMPLETING SUBSTITUTE FORM W-9

                   (Section 5 of Cash Election Form)
         (All IRS Section References are to the Internal Revenue Code)

Purpose of Form

We are required to file an information return with the IRS and, therefore, must get your correct taxpayer identification number (TIN) to report any proceeds you receive from the disposition of your shares of RightCHOICE common stock. Use the Substitute Form W-9 on the back of the Cash Election Form to give your correct TIN to us if you are a U.S. person (including a resident alien) and (a) the TIN shown in Section 2 (Election and Required Signatures) of the Cash Election Form under "Social Security Number or Employee Identification Number" is incorrect or missing or (b) you completed Section 3 (Special Payment Instructions) of the Cash Election Form, and, when applicable, to:

     (1) Certify that the TIN you are giving is correct (or that you are waiting for a number to be issued),
     (2)     Certify that you are not subject to backup withholding, or
     (3)     Claim exemption from backup withholding if you are an exempt payee.

If you are a non-U.S. person, you must use a Form W-8BEN (certificate of foreign status) instead of the Substitute Form W-9.

What is Backup Withholding?

Persons making certain payments to you must withhold and pay to the IRS a portion of such payments under certain conditions. This is called "backup withholding." Payments that could be subject to backup withholding include interest, dividends, and broker and barter exchange transactions. The exchange of shares of RightCHOICE common stock in connection with the merger also may be subject to backup withholding.

If you give us your correct TIN, make the appropriate certifications, and report all your taxable interest and dividends on your tax return, payments you receive will not be subject to backup withholding. Payments you receive will be subject to backup withholding if:
     (1)     You do not furnish your TIN to us, or
     (2) You do not certify your TIN when required (see the Part III instructions below regarding certification for details), or
     (3)     The IRS tells us that you furnished an incorrect TIN, or
     (4) The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
     (5) You do not certify to us that you are not subject to backup withholding under Part III of the Substitute Form W-9 (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding.
             See Part II of these instructions below.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to us, you are subject to a penalty of $50 for such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a penalty of $500.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Specific Instructions

Name. If you are an individual, generally you must enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage, without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor. You must enter your individual name as shown on your social security card. You may enter your business, trade, or "doing business as" name on the business name line.

Other entities. Enter your business name as shown on required Federal tax documents. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or "doing business as" name on the business name line.

Part I - Taxpayer Identification Number (TIN)

You must enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get a Social Security Number (SSN), your TIN is your IRS individual taxpayer identification number. Enter it on the Social Security Number line. If you do not have a TIN, see How to Get a TIN below.

If you are a sole proprietor and you have an Employer Identification Number
(EIN), you may enter either your SSN or EIN. However, using your EIN may result in unnecessary notices to us.

Note: See the chart below entitled "What Name and Number to Give the Requester" for further clarification of name and TIN combinations.

How to Get a TIN

If you do not have a TIN, you should apply for one immediately. To apply for a SSN, get Form SS-5, Application for a Social Security Number Card, from your local Social Security Administration office. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for a TIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN, if you are not eligible for an SSN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS's web site at www.irs.gov.

If you do not have a TIN but have applied for or intend to apply for one, write "Applied For" on the line for the TIN, sign and date the form, and return it to us. For interest and dividend payments, and certain payments made with respect to readily traded instruments, generally you will have 60 days to get a TIN and give it to the requester. Other payments are subject to backup withholding.

Note:   Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Part II  - For Payees Exempt from Backup Withholding

Individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. For more information on exempt payees, see the separate Instructions for the Requester of Form W-9 which you can obtain from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS's web site at www.irs.gov.

If you are exempt from backup withholding, you still should complete this form to avoid possible erroneous backup withholding. Enter your correct TIN in Part I, write "Exempt" in Part II, and sign and date the form.

If you are a non-U.S. person or a non-U.S. entity not subject to backup withholding, please give us a completed Form W-8BEN (certification of foreign status).

Part III - Certification

For a joint account, only the person whose TIN is shown in Part I should sign (when required).

(1) Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

(2) Interest, dividend, broker and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification, or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to us, you must cross out item (2) in the certification before signing the form.

Privacy Act Notice - Section 6109 of the Internal Revenue Code requires you give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid in the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states and the District of Columbia to carry out their tax laws.

You must provide your TIN whether or not you are required to file a tax return. Payers generally must withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties also may apply.

What Name and Number to Give the Requester

For this Type of Account:           Give the name and Social Security Number of:
1.      Individual                  The individual
2.      Two or more individuals     The actual owner of the account OR, if
        (joint account)             combined funds, the first individual on
                                    the account (1)
3.      Custodian account of a      The minor (2)
        minor (Uniform Gift to
        Minors Act)
4.      a.  The usual revocable     The grantor-trustee (1)
        savings trust (grantor is
        also trustee)
        b.  So-called trust account The actual owner (1)
        that is not a legal or
        valid trust under state law
5.      Sole proprietorship         The owner (3)

For this Type of Account:           Give the name and Employer Identification
                                    Number of:
6.      Sole proprietorship         The owner (3)
7.      A valid trust, estate, or   Legal entity (4)
        pension trust
8.      Corporate                   The corporation
9.      Association, club,          The organization
        religious, charitable,
        educational, or other
        tax-exempt organization
10.     Partnership                 The partnership
11.     A broker or registered      The broker or nominee
        nominee
12. Account with the Department The public entity of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments

(1) List first and circle the name of the person whose SSN you furnish. If only one person on a joint account has a SSN, that person's number must be furnished.

(2)     Circle the minor's name and furnish the minor's SSN.

(3) You must show your individual name, but you also may enter your business or "doing business as" name. You may use either your SSN or EIN (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name, the TIN will be considered to be that of the first name listed.

                    The WellPoint/RightCHOICE Merger
                       FREQUENTLY ASKED QUESTIONS

1.      What will I receive for my stock?

It depends. For each share of RightCHOICE common stock that you own, you may request to receive either:

        (1)     $66.00 in cash; or

        (2)     0.6161 of a share of WellPoint common stock.

As a result, you will be able to elect to receive cash, WellPoint common stock, or a combination of cash and WellPoint common stock for your shares of RightCHOICE common stock, subject to the prorationing mechanism discussed below.

Under the terms of the merger agreement, the aggregate amount of cash consideration is fixed so that 30% of the outstanding shares of RightCHOICE common stock (when added to the number of shares of RightCHOICE common stock for which the holders thereof have elected to dissent from the merger in order to seek appraisal rights under Delaware law) will be converted into the right to receive cash consideration. Similarly, the aggregate number of shares of WellPoint common stock issued in the merger is fixed so that 70% of the outstanding shares of RightCHOICE common stock will be converted into the right to receive WellPoint common stock. If the number of shares of RightCHOICE common stock for which cash is elected or which are deemed to have elected WellPoint common stock exceeds these levels, WellPoint will prorate the amount of cash and the number of shares of WellPoint common stock that the RightCHOICE stockholders will receive.

You will not receive any fractional shares of WellPoint common stock. Instead, you will receive cash, without interest, for any fractional share of WellPoint common stock you might otherwise have been entitled to receive based on the market value of the WellPoint common stock on the date the merger occurs.

2.      What must I do to elect cash?

If you wish to elect to receive cash for any or all of your shares of RightCHOICE common stock, you must complete the Cash Election Form and send it to the Exchange Agent, Mellon Investor Services LLC, along with the certificates representing the shares of RightCHOICE common stock for which you have made a cash election.

3.      What must I do to receive WellPoint common stock?

To receive WellPoint common stock for all of your shares of RightCHOICE common stock you should not complete the Cash Election Form. Shares of RightCHOICE common stock for which no cash election has been received prior to the election deadline will be exchanged in the merger for WellPoint common stock, subject to the proration provisions described above and set forth in the Proxy Statement/Prospectus dated December 12, 2001.

4.      When is my Cash Election Form due?

Your Cash Election Form and your RightCHOICE stock certificate(s) must be received by the Exchange Agent by the election deadline, which is 5:00 p.m. Eastern time on January 29, 2002.

If the election deadline is extended, RightCHOICE will announce the new election deadline in a press release, on its web site at www.ritusa.com and in a filing with the Securities and Exchange Commission. You also may obtain up-to-date information regarding the election deadline by calling Mellon Investor Services at 1-888-224-2734.

5. Am I guaranteed to receive the amount of cash that I request in my Cash Election Form? Also, am I guaranteed to receive all WellPoint common stock for shares for which no cash election is made?

No in both cases. The overall mix of the total consideration to be paid in the merger for all outstanding shares of RightCHOICE common stock is fixed so that 30% of the outstanding shares of RightCHOICE common stock will be converted into cash and 70% of the outstanding shares of RightCHOICE common stock will be converted into WellPoint common stock. It is possible, therefore, that if you elected cash for all or a portion of your shares of RightCHOICE common stock, you could receive a different proportion of WellPoint common stock and cash than you elected, and alternatively, you could receive cash for a portion of your shares of RightCHOICE common stock even if you did not elect any cash.
WellPoint will prorate the amount of cash and the number of shares of WellPoint common stock that the RightCHOICE stockholders will receive so that 30% of the outstanding shares of RightCHOICE common stock are converted into cash and 70% of the outstanding shares of RightCHOICE common stock are converted into WellPoint common stock.

6.      What happens if I do not complete the Cash Election Form?

If you do not complete the Cash Election Form, you will be deemed not to have elected to receive cash for any of your shares of RightCHOICE common stock and instead will be deemed to have elected to receive WellPoint common stock for all of your shares of RightCHOICE common stock, subject to the proration provisions described above and set forth in the Proxy Statement/Prospectus dated December 12, 2001.

7. If I receive more than one set of election materials in connection with the election do I need to complete them all?

Yes. If you receive more than one set of cash election materials, this indicates that you own RightCHOICE common stock in more than one manner or you own RightCHOICE common stock in more than one name. For example, you may have shares registered directly with RightCHOICE, you may own shares through a third party, such as a broker, or you may own shares in both single name and joint name. Each set of election materials you may receive is specific to the manner in which you own your shares of RightCHOICE common stock. Failure to complete one set of election materials means that no cash election will be made with respect to the shares to which those materials apply and such shares will be exchanged in the merger for shares of WellPoint common stock, subject to the proration provisions described above and set forth in the Proxy Statement/Prospectus dated December 12, 2001.

8.      Can I revoke or change my cash election after I send my Cash Election
Form?

Yes. You may change or revoke your cash election by providing a written notice to the Exchange Agent at one of the addresses provided on the Cash Election Form or on the back of this Booklet, or by providing a facsimile transmission to the Exchange Agent at (201) 296-4293. If you provide a facsimile transmission, you must confirm receipt of the facsimile by calling (201) 296-4860. The Exchange Agent must receive the notice before the election deadline, which is 5:00 p.m. Eastern time on January 29, 2002.

Your notice to change or revoke your cash election must specify the name of the person who submitted the shares and the cash election, the number of shares to which it applies and the serial number(s) shown on the certificate(s) representing such shares, and the name of the registered holder, if different from the name of the person who submitted the shares and the original Cash Election Form. Unless such shares were submitted by a member of the Securities Transfer Agents Medallion Program, the signature(s) on the notice must be guaranteed by such an institution. Upon receipt of a properly executed written revocation, the Exchange Agent will return your stock certificate(s) to you.

9.      When will the merger be completed?

The parties intend to complete the merger as soon as possible after RightCHOICE stockholders approve the merger (a special stockholders meeting to vote on the merger has been scheduled for January 29, 2002), all other regulatory approvals have been obtained and other conditions to the closing have been satisfied or waived. It is anticipated that the merger will be completed in the first quarter of 2002.

10.     Will I have to pay taxes if my shares are exchanged for cash?

If you receive solely cash in exchange for your shares of RightCHOICE common stock, you will recognize gain or loss in an amount equal to the difference between the amount of cash you receive and your tax basis in your shares of RightCHOICE common stock.

If you receive cash and shares of WellPoint common stock in exchange for your shares of RightCHOICE common stock, you will generally recognize gain, but not loss, with respect to the excess of the cash and value of WellPoint common stock you receive over your tax basis in the RightCHOICE common stock exchanged therefore, but in any case not in excess of the amount of cash received by you in the merger.

Please remember, however, that the tax consequences of the merger will depend on the facts of your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences of exchanging your RightCHOICE shares for cash. You also can refer to the description of tax consequences in the Proxy Statement/Prospectus dated December 12, 2001.

11. Will RightCHOICE stock continue to trade until the effective date of the merger?

Yes. RightCHOICE stock will continue to trade on the New York Stock Exchange until the effective date of the merger. However, after your shares are sent to the Exchange Agent, you will not be able to trade them unless and until you notify the Exchange Agent of your desire to revoke your election.

12.     What if I have lost my RightCHOICE stock certificate(s)?

You should contact RightCHOICE's exchange agent, UMB Bank, N.A., at 1-800-884-4225 for instructions.

13.     What if my address has changed?

You can correct your address in Section 1 (About You and Your RightCHOICE Shares) of the Cash Election Form or submit your new address in writing with the Cash Election Form.

14.     Can my cash be sent to an address other than the address on record?

Yes.  Complete Section 4 (Special Delivery Instructions) of the Cash Election
Form.

15. Should I insure the RightCHOICE stock certificate(s) I mail for exchange?

We suggest that you return your RightCHOICE stock certificate(s) by registered mail and insure the certificate(s) for two percent of the value of the shares. If your certificate(s) are lost in the mail, you may be required to pay a fee to replace them in order to receive your cash.

16.     Should I sign my RightCHOICE stock certificate(s) before returning them?

No. Your completed and signed Cash Election Form will replace the necessity to sign your stock certificate(s).

17.     Who do I call if I have additional questions or need more information?

You may contact Mellon Investor Services LLC directly at 1-888-224-2734.


Mellon Investor Services LLC

For Information (Toll Free)
1-888-224-2734

BY MAIL

Mellon Investor Services LLC
Reorganization Department
Post Office Box 3301
South Hackensack, NJ  07606

BY HAND

Mellon Investor Services LLC
Reorganization Department
120 Broadway
13th Floor
New York, NY  10271

BY OVERNIGHT DELIVERY

Mellon Investor Services LLC
Reorganization Department
85 Challenger Road - Mail Drop-Reorg
Ridgefield Park, NJ  07660

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Cash Election Information

THE RIGHT TO MAKE A CASH ELECTION WILL EXPIRE AT 5:00 P.M. EASTERN TIME ON JANUARY 29, 2002. IF THE ELECTION DEADLINE IS EXTENDED, RIGHTCHOICE WILL ANNOUNCE THE NEW ELECTION DEADLINE IN A PRESS RELEASE, ON ITS WEB SITE AT WWW.RITUSA.COM AND IN A FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU ALSO MAY OBTAIN UP-TO-DATE INFORMATION REGARDING THE ELECTION DEADLINE BY CALLING THE EXCHANGE AGENT AT 1-888-224-2734.


To Brokers, Dealers, Commercial Banks,                       December 17, 2001
	Trust Companies, and Other Nominees:

     RightCHOICE Managed Care, Inc. has called a special meeting of its stockholders to be held on January 29, 2002 to vote upon the acquisition of RightCHOICE by WellPoint Health Networks Inc. by means of the merger of RightCHOICE into a subsidiary of WellPoint.

     As explained in the Proxy Statement/Prospectus dated
December 12, 2001, under the terms of the merger agreement each RightCHOICE stockholder has the opportunity to elect to receive for each share of RightCHOICE common stock that such stockholder owns either (1) $66.00 in cash or (2) 0.6161 of a share of WellPoint common stock.

     Also as explained in the Proxy Statement/Prospectus, the aggregate amount of cash consideration is fixed so that 30% of the outstanding shares of RightCHOICE common stock (when added to the number of shares of RightCHOICE common stock for which the holders thereof have elected to dissent from the merger in order to seek appraisal rights under Delaware law) will be converted into the right to receive cash consideration, and the aggregate number of shares of WellPoint common stock issued in the merger is fixed so that 70% of the outstanding shares of RightCHOICE common stock will be converted into the right to receive WellPoint common stock. If the number of shares of RightCHOICE common stock for which cash is elected or which are deemed to have elected WellPoint common stock exceeds these levels, WellPoint will prorate the amount of cash and the number of shares of WellPoint common stock that the RightCHOICE stockholders will receive. The proration mechanism is described in the Proxy Statement/Prospectus.

     If a RightCHOICE stockholder desires to elect to receive cash for any or all of such stockholder's shares of RightCHOICE common stock, a Cash Election Form for such stockholder must be prepared and delivered to the Exchange Agent, Mellon Investor Services LLC, prior to the election deadline of 5:00 p.m. Eastern time on January 29, 2002.

     If a RightCHOICE stockholder desires to receive WellPoint common stock for all of such stockholder's shares of RightCHOICE common stock, a Cash Election Form should not be completed for such stockholder. Such stockholder will receive a letter of transmittal after the merger is completed.

     RightCHOICE stockholders who hold shares of RightCHOICE common stock through you or your nominee may make a cash election only by instructing you to complete and deliver the enclosed Cash
Election Form. If such stockholders do not instruct you to complete and deliver a valid Cash Election Form, they will be treated as not having elected cash.

     For your information and for forwarding to your clients for whom you hold shares of RightCHOICE common stock registered in your name or in the name of your nominee, we are enclosing the following documents:
     * a Cash Election Form that includes a Substitute Form W-9 (facsimile copies of the Cash Election Form may be used);
     * a Notice of Guaranteed Delivery to be delivered with the completed Cash Election Form if none of the procedures for delivering the necessary certificate(s) representing the shares of RightCHOICE common stock for which cash is elected can be completed before the Election Deadline;
     * a proposed client letter that you may wish to use to obtain instructions from your clients;
     * Frequently Asked Questions regarding the merger that you may wish to distribute to your clients; and
     * The Proxy Statement/Prospectus dated December 12, 2001.

YOUR PROMPT ACTION IS REQUIRED.  PLEASE CONTACT
YOUR CLIENTS AS SOON AS POSSIBLE.

For a cash election to be valid, the Exchange Agent must receive a duly executed and properly completed Cash Election Form (or facsimile thereof), including any required signature guarantees or other documents, together with the certificate(s) representing the shares of RightCHOICE common stock for which a cash election has been made, or timely confirmation of their book-entry transfer, before the election deadline, which is 5:00 p.m. Eastern time on January 29, 2002. Stockholders whose certificate(s) are not immediately available or who cannot deliver such certificate(s) to the Exchange Agent, or cannot complete the procedures for book-entry transfer prior to the Election Deadline, must surrender their shares of RightCHOICE common stock for which they have made a cash election according to the procedure for guaranteed delivery set forth in the enclosed Notice of Guaranteed Delivery.

No fees or commissions will be payable by WellPoint or RightCHOICE, or any officer, director, stockholder, agent or other representative of WellPoint or RightCHOICE, to any broker, dealer or other person, for soliciting surrender of shares pursuant to the cash election (other than fees paid to Mellon Investor Services for its services as Exchange Agent in connection with the election and exchange process).

Any inquiries you may have with respect to the election should be addressed to Mellon Investor Services at 1-888-224-2734.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED
DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS
AN AGENT OF WELLPOINT HEALTH NETWORKS INC. OR
RIGHTCHOICE MANAGED CARE, INC., MELLON INVESTOR
SERVICES LLC, OR ANY AFFILIATE OF THE FOREGOING, OR
AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY
DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY
OF THEM IN CONNECTION WITH THE CASH ELECTION OTHER
THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE
STATEMENTS CONTAINED THEREIN.
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Cash Election Instructions

THE RIGHT TO MAKE A CASH ELECTION WILL EXPIRE AT 5:00 P.M. EASTERN TIME ON JANUARY 29, 2002. IF THE ELECTION DEADLINE IS EXTENDED, RIGHTCHOICE WILL ANNOUNCE THE NEW ELECTION DEADLINE IN A PRESS RELEASE, ON ITS WEB SITE AT WWW.RITUSA.COM AND IN A FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU ALSO MAY OBTAIN
UP-TO-DATE INFORMATION REGARDING THE ELECTION DEADLINE BY
CALLING THE EXCHANGE AGENT AT 1-888-224-2734.

To Our Clients:                                             December 18, 2001

     RightCHOICE Managed Care, Inc. has called a special meeting of its stockholders to be held on January 29, 2002 to vote upon the acquisition of RightCHOICE by WellPoint Health Networks Inc. by means of the merger of RightCHOICE into a subsidiary of WellPoint.

     As described in detail in the Proxy Statement/Prospectus dated December 12, 2001, under the terms of the merger agreement you have the opportunity to elect to receive for each share of RightCHOICE common stock that you own either (1) $66.00 in cash or (2) 0.6161 of a share of WellPoint common stock. As a result, you are able to elect to receive cash, WellPoint common stock or a combination of cash and WellPoint common stock for your shares of RightCHOICE common stock.

     If you wish to elect to receive cash for any or all of your shares of RightCHOICE common stock, you must complete these Cash Election Instructions and promptly return them to us so that we may complete a Cash Election Form on your behalf and return it to the Exchange Agent prior to the election deadline, which is 5:00 p.m. Eastern time on January 29, 2002. All Cash Election Forms received by the Exchange
Agent after 5:00 p.m. Eastern time on January 29, 2002 will be treated as not having elected cash.

     If you wish to receive WellPoint common stock for all of your shares of RightCHOICE common stock, do not complete these Cash
Election Instructions or a Cash Election Form. After the merger is completed, you will receive a letter of transmittal which you should fill out at that time and return.

     Because we are the holder of record for your shares of RightCHOICE common stock, only we can make a cash election for your shares in accordance with your instructions. Please instruct us if you would like to elect to receive cash for any or all of your shares of RightCHOICE common stock. If you do not instruct us to make a cash election, we will not make a cash election for you, and you will be deemed not to have elected to receive cash for any of your shares of RightCHOICE common stock and instead will be deemed to have elected to receive WellPoint common stock for all of your shares of RightCHOICE common stock, subject to the proration provisions described in the Proxy Statement/Prospectus dated December 12, 2001.

     As you consider your election, please note the following:

     * The election deadline is 5:00 p.m. Eastern time on January 29, 2002. We encourage you to advise us of your instructions promptly.

     * To revoke or change your cash election, you must notify us as soon as possible so that we can appropriately notify the Exchange Agent by the election deadline.

     * If you miss our processing deadline and we are unable to comply with the election deadline as a result, you will be deemed to have elected to receive WellPoint common stock for all of your shares of RightCHOICE common stock, subject to the proration provisions described in the Proxy Statement/Prospectus dated December 12, 2001.

     * You are not guaranteed that you will receive the form of consideration you elect. In the merger, the aggregate amount of cash consideration is fixed so that 30% of the outstanding shares of RightCHOICE common stock (when added to the number of shares of RightCHOICE common stock for which the holders thereof have elected to dissent from the merger in order to seek appraisal rights under Delaware law) will be converted into the right to receive cash consideration, and the aggregate number of shares of WellPoint common stock issued in the merger is fixed so that 70% of the outstanding shares of RightCHOICE common stock will be converted into the right to receive WellPoint common stock. If the number of shares of RightCHOICE common stock for which cash is elected or which are deemed to have elected WellPoint common stock exceeds these levels, WellPoint will prorate the amount of cash and the number of shares of WellPoint common stock that RightCHOICE stockholders will receive. The proration mechanism is described in the Proxy Statement/Prospectus dated December 12, 2001. WellPoint expects to issue 8.2 million shares of WellPoint common stock and expects to pay $377.4 million in cash in the aggregate to RightCHOICE stockholders (assuming 19.1 million shares of RightCHOICE common stock are outstanding at the time of the merger other than those held by WellPoint).

     * This cash election applies only to those shares of RightCHOICE common stock that we hold beneficially for you. If you have shares of RightCHOICE common stock registered directly with RightCHOICE, you will receive additional election materials and will need to complete the Cash Election Form you receive in those materials, in accordance with its instructions, in order to make a valid cash election with respect to such shares.

     * Because individual circumstances may differ, you should consult your tax advisor to determine the tax effect to you of receiving cash for some or all of your shares of RightCHOICE common stock, including the application and effect of foreign, state, local, or other tax laws.

Please provide your signed instructions below:

CASH ELECTION INSTRUCTIONS


[ ] Exchange ALL of my RightCHOICE shares for cash.

[ ] Exchange ________________ of my RightCHOICE shares for cash.
            (number of shares)

If you do not mark any option, or if you do not return this form to us in a timely manner, we will not make a cash election on your behalf, and you will be deemed to have elected to receive WellPoint common stock for all of your shares of RightCHOICE common stock, subject to the proration provisions described in the Proxy Statement/Prospectus dated December 12, 2001.

Account Number_______________________




________________________
Signature of Stockholder

________________________
Signature of Stockholder
(if joint account)

________________________
Daytime Phone
Including Area Code

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE
OPTION AND RISK OF THE ELECTING STOCKHOLDER.  IF
DELIVERED BY MAIL, CERTIFIED MAIL WITH RETURN
RECEIPT REQUESTED IS RECOMMENDED.  IN ALL CASES, YOU
SHOULD ALLOW SUFFICIENT TIME TO ENSURE DELIVERY.

If you have any questions, please contact us or contact the Exchange Agent, Mellon Investor Services LLC, directly at 1-888-224-2734.

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                  The WellPoint/RightCHOICE Merger
           Frequently Asked Questions - Street Stockholders

1.      What will I receive for my stock?

It depends. For each share of RightCHOICE common stock that you own, you may request to receive either:

        (1)     $66.00 in cash; or

        (2)     0.6161 of a share of WellPoint common stock.

As a result, you will be able to elect to receive cash, WellPoint common stock, or a combination of cash and WellPoint common stock for your shares of RightCHOICE common stock, subject to the prorationing mechanism discussed below.

Under the terms of the merger agreement, the aggregate amount of cash consideration is fixed so that 30% of the outstanding shares of RightCHOICE common stock (when added to the number of shares of RightCHOICE common stock for which the holders thereof have elected to dissent from the merger in order to seek appraisal rights under Delaware law) will be converted into the right to receive cash consideration. Similarly, the aggregate number of shares of WellPoint common stock issued in the merger is fixed so that 70% of the outstanding shares of RightCHOICE common stock will be converted into the right to receive WellPoint common stock. If the number of shares of RightCHOICE common stock for which cash is elected or which are deemed to have elected WellPoint common stock exceeds these levels, WellPoint will prorate the amount of cash and the number of shares of WellPoint common stock that the RightCHOICE stockholders will receive.

You will not receive any fractional shares of WellPoint common stock. Instead, you will receive cash, without interest, for any fractional share of WellPoint common stock you might otherwise have been entitled to receive based on the market value of the WellPoint common stock on the date the merger occurs.

2.      What must I do to elect cash?

Because we are the holder of record for your shares of RightCHOICE common stock, only we can make a cash election for your shares in accordance with your instructions. If you wish to elect to receive cash for any or all of your shares of RightCHOICE common stock, please complete the enclosed Cash Election Instructions.

3.      What must I do to receive WellPoint common stock?

To receive WellPoint common stock for all of your shares of RightCHOICE common stock you should not complete the enclosed Cash Election Instructions. Shares of RightCHOICE common stock for which no cash election has been received prior to the election deadline will be exchanged in the merger for WellPoint common stock, subject to the proration provisions described above and set forth in the Proxy Statement/Prospectus dated December 12, 2001.

4.      When is my cash election due?

You must provide us your Cash Election Instructions promptly so that we have sufficient time to notify the Exchange Agent, Mellon Investor Services LLC, by the election deadline, which is 5:00 p.m. Eastern time on January 29, 2002.

If the election deadline is extended, RightCHOICE will announce the new election deadline in a press release, on its web site at www.ritusa.com and in a filing with the Securities and Exchange Commission. You also may obtain up-to-date information regarding the election deadline by calling Mellon Investor Services at 1-888-224-2734.

5. Am I guaranteed to receive the amount of cash that I request in my Cash Election Instructions? Also, am I guaranteed to receive all WellPoint common stock for shares for which no cash election is made?

No in both cases. The overall mix of the total consideration to be paid in the merger for all outstanding shares of RightCHOICE common stock is fixed so that 30% of the outstanding shares of RightCHOICE common stock will be converted into cash and 70% of the outstanding shares of RightCHOICE common stock will be converted into WellPoint common stock. It is possible, therefore, that if you elected cash for all or a portion of your shares of RightCHOICE common stock, you could receive a different proportion of WellPoint common stock and cash than you elected, and alternatively, you could receive cash for a portion of your shares of RightCHOICE common stock even if you did not elect any cash.
WellPoint will prorate the amount of cash and the number of shares of WellPoint common stock that the RightCHOICE stockholders will receive so that 30% of the outstanding shares of RightCHOICE common stock are converted into cash and 70% of the outstanding shares of RightCHOICE common stock are converted into WellPoint common stock.

6.      What happens if I do not complete the Cash Election Instructions?

If you do not complete the Cash Election Instructions, we will not make a cash election on your behalf. As a result, you will be deemed not to have elected to receive cash for any of your shares of RightCHOICE common stock and instead will be deeded to have elected to receive WellPoint common stock for all of your shares of RightCHOICE common stock, subject to the proration provisions described above and set forth in the Proxy Statement/Prospectus dated December 12, 2001.

7. If I receive more than one set of election materials in connection with the election do I need to complete them all?

Yes. If you receive more than one set of cash election materials, this indicates that you own RightCHOICE common stock in more than one manner or you own RightCHOICE common stock in more than one name. For example, you may have shares registered directly with RightCHOICE, you may own shares through a third party, such as a broker, or you may own shares in both single name and joint name. Each set of election materials you may receive is specific to the manner in which you own your shares of RightCHOICE common stock. Failure to complete one set of election materials means that no cash election will be made with respect to the shares to which those materials apply and such shares will be exchanged in the merger for shares of WellPoint common stock, subject to the proration provisions described above and set forth in the Proxy Statement/Prospectus dated December 12, 2001.

8. Can I revoke or change my cash election after I mail my Cash Election Instructions?

Yes. You may revoke or change your cash election at any time before the election deadline. You can do this by sending a written notice of such revocation to us.

9.      When will the merger be completed?

The parties intend to complete the merger as soon as possible after RightCHOICE stockholders approve the merger (a special stockholders meeting to vote on the merger has been scheduled for January 29, 2002), all other regulatory approvals have been obtained and other conditions to the closing have been satisfied or waived. It is anticipated that the merger will be completed in the first quarter of 2002.

10.     Will I have to pay taxes if my shares are exchanged for cash?

If you receive solely cash in exchange for your shares of RightCHOICE common stock, you will recognize gain or loss in an amount equal to the difference between the amount of cash you receive and your tax basis in your shares of RightCHOICE common stock.

If you receive cash and shares of WellPoint common stock in exchange for your shares of RightCHOICE common stock, you will generally recognize gain, but not loss, with respect to the excess of the cash and value of WellPoint common stock you receive over your tax basis in the RightCHOICE common stock exchanged therefore, but in any case not in excess of the amount of cash received by you in the merger.

Please remember, however, that the tax consequences of the merger will depend on the facts of your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences of exchanging your RightCHOICE shares for cash. You also can refer to the description of tax consequences in the Proxy Statement/Prospectus dated December 12, 2001.

11.     Who do I call if I have additional questions or need more information?

You may contact Mellon Investor Services LLC directly at 1-888-224-2734.

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                    Notice of Guaranteed Delivery of
            Shares of Common Stock of RightCHOICE Managed Care, Inc.
                   Pursuant to the Cash Election Form
                (Not To Be Used For Signature Guarantees)

This form or a facsimile copy must be used to guarantee delivery of shares of common stock of RightCHOICE Managed Care, Inc. to the Exchange Agent, Mellon Investor Services LLC, if certificates for shares of RightCHOICE common stock for which a cash election has been made cannot be delivered to the Exchange Agent prior to the election deadline of 5:00 p.m. Eastern time on January 29, 2002.

This form, properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Exchange Agent as follows:

By Mail:
Mellon Investor Services LLC
Reorganization Dept.
Post Office Box 3301
South Hackensack, NJ  07606

By Hand Delivery:
Mellon Investor Services LLC
Reorganization Department
120 Broadway
13th Floor
New York, NY  10271

By Overnight Delivery:
Mellon Investor Services LLC
Reorganization Dept.
85 Challenger Road
Mail Drop - Reorg
Ridgefield Park, NJ  07660

By Facsimile Transmission:
(201) 296-4293

Confirm Receipt of Facsimile by Telephone:
(201) 296-4860

Delivery of this form to an address other than as set forth above or transmission of this form by a facsimile number other than as set forth above does not constitute valid delivery.

This form is not to be used to guarantee signatures. If a signature on the Cash Election Form is required to be guaranteed, the signature guarantee must appear in the applicable space provided in the signature box on the Cash Election Form.

Notice of Guaranteed Delivery Form

The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Cash Election Form and related instructions, receipt of which is hereby acknowledged, the number of shares of RightCHOICE common stock specified below pursuant to the guaranteed delivery procedure set forth below.

(Please type or print)
Certificate No(s). (if available):

Signature(s):

Date:

Number of shares:
If shares will be delivered by book-entry transfer, fill in the applicable account number, below:

Name(s)

The Depository Trust Company

Address

DTC Account Number:

City-State-Zip Code

Transaction Code Number:

Daytime Telephone Number

GUARANTEED DELIVERY PROCEDURE
In order for a cash election to be effective, the Exchange Agent must receive a properly completed Cash Election Form, accompanied by the certificate(s) representing the shares of RightCHOICE common stock for which a cash election has been made (or a properly completed Notice of Guaranteed Delivery), by the Election Deadline. Persons whose certificate(s) are not immediately available may make a cash election by having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States and submitting it, together with a duly completed Cash Election Form, to the Exchange Agent by the Election Deadline. The validity of the cash election is subject to the condition that the certificate(s) representing the shares of RightCHOICE common stock for which a cash election has been made, the delivery of which is hereby guaranteed, are delivered to the Exchange Agent no later than 5:00 p.m. Eastern time on the guaranteed delivery deadline of February 1, 2002.

If the Exchange Agent does not receive a properly completed Cash Election Form, accompanied by the required certificate(s), by the Election Deadline (unless a Notice of Guaranteed Delivery, accompanied by a properly completed Cash Election Form, has been properly completed and delivered by the Election Deadline and the certificate(s) described in the Notice of Guaranteed Delivery are received by the Exchange Agent by the Guaranteed Delivery Deadline), the RightCHOICE stockholder will be deemed not to have elected to receive cash for any of such stockholder's shares of RightCHOICE common stock and instead will be deemed to have elected to receive WellPoint common stock for all of such stockholder's shares of RightCHOICE common stock, subject to the proration provisions described in the Proxy Statement/Prospectus dated December 12, 2001.

                               DELIVERY GUARANTEE
                     (NOT TO BE USED FOR A SIGNATURE GUARANTEE)

THE UNDERSIGNED, A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS A MEMBER IN GOOD STANDING OF THE SECURITIES TRANSFER AGENTS MEDALLION PROGRAM OR A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS AN "ELIGIBLE GUARANTOR INSTITUTION," AS SUCH TERM IS DEFINED IN RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (EACH OF THE FOREGOING CONSTITUTING AN "ELIGIBLE INSTITUTION"), GUARANTEES THE DELIVERY TO THE EXCHANGE AGENT OF THE SHARES SURRENDERED HEREBY, IN PROPER FORM FOR TRANSFER, OR A CONFIRMATION THAT THE SHARES SURRENDERED HEREBY HAVE BEEN DELIVERED INTO THE EXCHANGE AGENT'S ACCOUNT AT THE DEPOSITORY TRUST COMPANY, NO LATER THAN THE GUARANTEED DELIVERY DEADLINE.

The Eligible Institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver certificate(s) representing shares of RightCHOICE common stock to the Exchange Agent no later than the Guaranteed Delivery Deadline. Failure to do so could result in a financial loss to such Eligible Institution.


Authorized Signature:

Name:

Title:

Name of Firm:

Address:



Daytime Telephone Number:

Date:

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